UNITED STATES SECURITIES AND EXCHANGE COMMISSION
            Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17 (a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

Name and Address of Reporting Person:
Davidson, Ian, Bruce
8 Third Street North
Great Falls, MT  59401

Issuer Name and Ticker or Trading Symbol:
Energy West Incorporated

I.R.S. Identification Number of Reporting
Person, if an entity (voluntary)

Statement for Month/Day/Year:
01/31/2003

If Amendment, Date of Original (Month/Day/Year):

Relationship of Reporting Person(s) to Issuer (Check all applicable):

___Director	 XX 10% Owner

___Officer (give title below)

___Other (specify below)

Individual or Joint/Group Filing (Check Applicable Line):

XX Form filed by One Reporting Person

___Form filed by More than One Reporting Person


Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
Title of   Transaction   Transaction  Securities     	 Amount of     Ownership Form:  Nature of
Security   Date          Code         Acquired (A)     Securities    Direct (D) or    Beneficial
                                      Or               Beneficially  Indirect (I)     Ownership
                         Code  V      Disposed (D)     Owned at End
----------------------------------------------------------------------------------------------------------
                                    Amount (A) Price
	      or
                                           (D)

Common Stock  01/22/2003   D        235    D   $8.64                D <F2>
Common Stock  01/22/2003   D        270    D   $8.64    339,651<F1> D <F2>

<F1>
Balance as of 01/22/2003
<F2>
Shares owned directly by Ian B. Davidson and Nancy A. Davidson as joint tenants with right of survivorship.

/s/ Ian B. Davidson

January 31, 2003